

May 21, 2015

Via E-mail
Mr. Daniel J. Schmechel
Chief Financial Officer
Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota

>  **Re:** **Ecolab Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **and Documents Incorporated by Reference**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2015**
> **Filed May 7, 2015**
> **Response Dated May 8, 2015**
> **File No. 1-9328**

Dear Mr. Schmechel:

We have reviewed your response letter dated May 8, 2015, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2014

Annual Report

Critical Accounting Estimates, page 14
Long Lived Assets, Intangible Assets and Goodwill, page 17

1.  We note your response to our letter dated May 8, 2015. We note that you consider various factors when determining the appropriate method of amortization for your acquired customer relationships. Please expand your disclosures to discuss these factors as well as the less certain post-acquisition operations activities that would induce uncertainty in the factors that give rise to the pattern of economic benefit. Please disclose how accurate your assumptions have been in the past and whether the assumptions are

reasonably likely to change in the future. Describe the potential changes in circumstances that could affect the key assumptions and the impact the change would have on your financial statements. Refer to SEC Release 33-8350 and Section 501.14 of the Financial Reporting Codification for additional guidance.

Form 10-Q for the period ended March 31, 2015

Note 10 – Shareholder's Equity, page 28

2.  We note your disclosures related to your accelerated share repurchase agreement with an unrelated financial institution to purchase $300 million of your common stock. Please explain in more detail the terms of the agreement including the settlement alternatives and any pricing adjustments.  Please tell us and disclose how you are accounting for this transaction.  Your response should detail how you considered the guidance under ASC 505-30-25-5 and 25-6, ASC 480, ASC 815-40. Furthermore, please tell us and disclose what impact the accelerated share repurchase agreement had on your EPS calculation as of March 31, 2015. Specifically, tell us how you considered the guidance under ASC 260-10-45-45 and ASC 260-10-45-63.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Jeanne Baker, at (202) 551-3691 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief